SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              ALABAMA POWER COMPANY
                                 (the "Company")


         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.
-------  -------------------------------

         Bank Notes, Commercial Paper and Extendible Notes.

Item 2.  Issue, renewal or guaranty.
-------  ---------------------------

         Not applicable

Item 3.  Principal amount of each security.
-------  ----------------------------------

         December 31, 2001

         Bank Notes - None issued during the quarter ending December 31, 2001.

         Commercial Paper - One issue of $10,000,000. Outstanding at December 31, 2001 - $10,000,000.

         Extendible Commercial Notes - None issued during the quarter ending December 31, 2001.

         March 31, 2002

         Bank Notes - Ranging from $5,000,000 to $20,000,000. None outstanding at March 31, 2002.

         Various amounts ranging from $5,000,000 to $42,000,000. Outstanding at March 31, 2002 - $97,000,000.

         Extendible Commercial Notes - None issued during the quarter ending March 31, 2002.


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Item 4.  Rate of interest per annum of each security.
-------  --------------------------------------------

         December 31, 2001

         Bank Notes - None during quarter.

         Commercial Paper - 1.90%.

         Extendible Commercial Notes - None during quarter.

         March 31, 2002

         Bank Notes - Rates ranging from 1.72% to 1.83%.

         Commercial Paper - Rates ranging from 1.73% to 1.85%.

         Extendible Commercial Notes - None during the quarter.

Item 5. Date of issue, renewal or guaranty of each security.
------- ----------------------------------------------------

         December 31, 2001

         Commercial Paper - Issued December 31, 2001

         March 31, 2002

         Bank Notes & Commercial Paper - Various dates within the quarter ended March 31, 2002.

Item 6. If renewal of security, give date of original issue.
------- ----------------------------------------------------

         Not Applicable

Item 7.  Date of maturity of each security.
-------  ----------------------------------

         December 31, 2001

         Commercial Paper - Maturity date January 7, 2002

         March 31, 2002

         Bank Notes & Commercial Paper - Various dates until April 11, 2002.



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                                      - 3 -


Item 8.  Name of person to whom each security was issued, renewed or guaranteed.
-------  -----------------------------------------------------------------------

         Bank Notes - Chase Manhattan Bank

         Commercial Paper - Bank of America, First Boston, Merrill Lynch, and Southern Company Funding Corp.

Item 9. Collateral given with each security, if any.
------- --------------------------------------------

         Not applicable.

Item 10. Consideration received for each security.
-------- -----------------------------------------

         Not applicable.

Item 11. Application of proceeds of each security.
-------- -----------------------------------------

         Proceeds used for general corporate purposes, including working capital.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:
-------- -----------------------------------------------------------

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48 X .
                               ----

Item 13. Not Applicable.
-------- ---------------

Item 14. Not Applicable.
-------- ---------------

Item 15. If the security or securities are exempt from the
         provisions of Section 6(a) because of any rule of the
         Commission other than Rule U-48, designate the rule under which exemption is claimed.
-------- ---------------------------------------------------------

         Rule 52.


Date:  May 6, 2002                    ALABAMA POWER COMPANY


                                      By: /s/Wayne Boston
                                            Wayne Boston
                                        Assistant Secretary